NEWS RELEASE

CURRENT TECHNOLOGY SHIPS TO KOREA

VANCOUVER, British Columbia, April 9, 2007/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the “Company”) has shipped an ElectroTrichoGenesis (“ETG”) device to Tribis Inc. (“Tribis”) of Seoul, Korea.  A manufacturer and distributor of cosmetic and medical devices, Tribis conducted extensive market research and determined that in order to achieve meaningful market penetration, full medical approval will be required.  Therefore, for the past several months, in concert with the Company, Tribis has been working with the Korean Food and Drug Administration (“KFDA”) to obtain the required approval.  Tribis believes the final step in the KFDA approval process should be the successful conclusion of an open study (open study, as opposed to the more complex double blind clinical trial).  The Company has designed the required protocol, and the study will be conducted by Tribis at its expense, using the ETG provided by Current Technology.  Tribis hopes to obtain full KFDA approval early next year.

“Mr. Chou, CEO of Tribis, purchased his first unit from our former Korean distributor, and evaluated its performance in a cosmetic setting,” states Company COO Anthony Harrison.  “He is a skilled marketer, and we believe Tribis will obtain significant market penetration once KFDA approval is in hand.”

“We believe Tribis has established medical contacts which should lead to rapid growth,” states Company CEO Robert Kramer. “We look forward to working with Mr. Chou and his team.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the Company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.  In addition, the Company is seeking additional opportunities to enhance shareholder value.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

 NEWS RELEASE

CURRENT TECHNOLOGY PRIVATE PLACEMENT

VANCOUVER, British Columbia, April 3, 2007/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

On March 30, 2007 Current Technology Corporation (the “Company”) issued 12,100,000 units in the capital of the Company at a price of $0.05 (all funds USD) per unit (the “Purchased Securities”).  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at $0.10 up to and including November 23, 2011.  The Company may accelerate the expiration of the warrants if the average closing price has equalled or exceeded $0.50 for 20 consecutive trading days.  Under such circumstances, the warrants must be exercised within 21 days.  The Purchased Securities were sold to 20 accredited investors pursuant to Section 4 (2) and Regulation D of the Securities Act of 1933 (the “Act”) and are “Restricted Securities” as defined in Rule 144 under the Act.  The subject accredited investors are residents of the United States (as to 15), Europe (3) and Canada (2), and all but two of the 20 are existing shareholders of the Company.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the Company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.  In addition, the Company is seeking additional opportunities to enhance shareholder value.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

Current Technology Reports Further Sales to Turkey

VANCOUVER, British Columbia, March 23, 2007/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the “Company”) is pleased to announce its exclusive distributor in the Republic of Turkey, Sanomed Medikal Teknoloji Co. (“Sanomed”), has purchased three more ElectroTrichoGenesis ("ETG") devices.  The ETG devices left the factory yesterday and will be delivered to the offices of three dermatologists in early April.

“The end of this month marks the close of Sanomed’s first year as our exclusive distributor, during which time he has purchased and taken delivery of 12 ETGs,” states Company COO Anthony Harrison.  “Sanomed’s principal Mr. Ali Bicken is executing a sound marketing and sales strategy with very positive results.”

"These sales provide further evidence of our well placed faith in Mr. Bicken's abilities.  We look forward to an expanded relationship as this year unfolds," states CEO Robert Kramer.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the Company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.  In addition, the Company is seeking additional opportunities to enhance shareholder value.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:
CORPORATE:                                              INVESTOR RELATIONS:
Robert Kramer                                                Richard Hannon
Current Technology Corporation                    Polestar Communications
1-800-661-4247                                               1-866-858-4100

NEWS RELEASE

CURRENT TECHNOLOGY UPDATE

VANCOUVER, British Columbia, March 12, 2007/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Hair Envy:  United States
The first five CosmeticTrichoGenesis (“CTG”) units have been shipped to California and are in the possession of our exclusive distributor in the United States, Hair Envy, LLC (“Hair Envy”).  Hair Envy is placing the CTG units in leading salons and spas in the Santa Barbara to San Diego corridor.  “Development of the market in media-centric Southern California is the first step towards our goal of placing CTG units in select salons and spas all across America,” states Hair Envy CEO Jason Olcese.

Repulic of Turkey
Sanomed Medikal Teknoloji Co. (“Sanomed”), our exclusive distributor in Turkey, has placed orders for three more ElectroTrichoGenesis (“ETG”) devices.  Sanomed’s principal, Mr. Ali Bicken, has backed ETG’s launch with a highly professional marketing and sales campaign.  Delivery of these ETGs will bring Sanomed’s total to 10 ETGs during its first full year as our distributor.

Hair Envy:  Australia
The first unit to enter the country under the Hair Envy banner has arrived in Australia.  Hair Envy has chosen a partner for the preliminary phase with a keen understanding of the health and beauty sector.  We will report on future developments as they unfold.

Bitumen/Heavy Oil Technology Transfer
“A number of shareholders have asked about the motivation behind this transaction,” states Current Technology CEO Robert Kramer.  “The answer is simple.  I believe this opportunity has significant potential and want shareholders to benefit.  I have neither requested, nor received, consideration of any kind from Current Technology.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.  In addition, the Company is seeking other opportunities to enhance shareholder value.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer, CEO
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

CURRENT TECHNOLOGY TO FACILITATE BITUMEN/
HEAVY OIL TECHNOLOGY TRANSFER

VANCOUVER, British Columbia, March 9, 2007/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Effective March 8, 2007, Current Technology (the “Company”) became a minority participant in an undertaking designed to facilitate the transfer of a proprietary bitumen/heavy oil upgrading process to the oil industry in Venezuela.

The proprietary upgrading process has been developed by TRU Oiltech Inc. (“TRU”), a subsidiary of Rival Technologies Inc. (Pink Sheets: RVTI).  Venezuela’s Orinoco heavy oil belt has massive reserves, estimated at 1.2 trillion barrels, comparable in size to Canada’s oil sands reserves.  TRU’s technology appears to be well suited to upgrading heavy oil in Venezuela.  The current cost for adding diluent or condensates to heavier oils represents approximately thirty per cent of the total cost per barrel for blended heavy oils.  At current prices this cost can run to $18 (all funds USD) per barrel.  Initial due diligence indicates the TRU process could potentially reduce this cost by $5 to $10 per barrel.  Licencees (end users of the TRU technology) will pay a licence fee calculated as a percentage of ongoing savings resulting from use of the technology.  Current Technology will participate in such ongoing revenue streams.

This opportunity was presented to the Board of Directors by CEO Robert Kramer.  Although it clearly falls outside of the Company’s business activities, the Board has agreed to participate with Mr. Kramer as it believes this opportunity has significant potential which may benefit shareholders for years to come.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.  In addition, the Company is seeking other opportunities to enhance shareholder value.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer, CEO
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100